Exhibit 99.6

115,746 shares 08 06 2015 Date effective Description of change Company name Cro AN OIFIG UM CHALARU CUIDEACHTAI COMPANIES REGISTRATION OFFICE Director Secretary note two Name in bold capitals or typescript Section 83(6) Companies Act 2014 ICON Public Limited Company in the capital of ICON Public Limited Company (the "Company") were redeemed by the Company and upon redemption were subsequently cancelled out of the issued share capital of the Company. Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes Company number 145835 Variation of company capital as prescribed  under (This form also serves as notice of alteration of share capital under section 92(1) Companies Act 2014) CRO receipt date stamp  & barcode B7 I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B7 Erina Fox Diarmaid Cunningham 8 June 2015 ICON plc South County Business Park, Leopardstown, Dublin 18, Ireland 01 256 4529 erina.fox@iconplc.com Contact person Erina Fox Fax number Reference number Name Address Telephone Email Dx Number/Exchange Presenter details Certification